                                  EXHIBIT 3(6)

                      MEMORANDUM OF DISTRIBUTION AGREEMENT

THIS AGREEMENT IS ENTERED INTO AS OF THE 11TH DAY OF FEBRUARY, 1999.

BETWEEN: NEURO-BIOTECH INC., a body politic and corporate, duly organized and existing under the Loi sur les compagnies du Quebec, having its head office and principal place of establishment in the City of Sainte-Foy, District of Quebec, Province of Quebec, Canada, and therein located at 1020, Route de l'Eglise, Suite 600, G1V 3V9, herein represented by Dr. Andree G. Roberge, its President and Chief Executive Officer, duly authorized for these purposes as she so declares;

                          hereinafter referred to and designated as "NEURO-BIOTECH"

AND: TUTIMPEX TRADING INC., a body politic and corporate, duly incorporated according to law, having its head office and principal place of establishment in the City of Montreal and District of Montreal, Province of Quebec, Canada, and therein located at 1980, Sherbrooke Street West, Suite 900, H3H 1 E8, herein represented by MR. GARNALL SELIM, its President, duly authorized for these purposes as he so declares;

hereinafter referred to and designated as "TUTIMPEX"

WHEREAS NEURO-BIOTECH is a medical biotechnology company involved in research, development and commercialization of diagnostic and therapeutic products used in neuroscience related diseases;

WHEREAS TUTIMPEX is a company that has the capabilities to market and distribute diagnostic products along with the practical experience to launch and sell diagnostic products;

WHEREAS NEURO-BIOTECH and TUTIMPEX (hereinafter referred to as the "Parties") desire to enter into an arrangement on a win-win business relation basis (hereinafter referred to as the "Agreement") pursuant to which TUTIMPEX Will be granted the exclusive right to distribute NEUROBIOTECH'S PRODUCTS (as more specifically defined thereunder) in certain territories to be therein described;

NOW, THEREFORE, IN CONSIDERATION OF THE MUTUAL PROMISES AND THE FOLLOWING COVENANTS, CONDITIONS AND AGREEMENTS CONTAINED HEREIN, THE PARTIES HEREBY AGREE AS FOLLOWS:

1.   PREAMBLE

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     The preamble is true and correct and forms an integral part of the
     Agreement herein.

2.   ESSENCE OF THE AGREEMENT

     It is hereby understood and agreed by the Parties that the foregoing represents the essential and general terms and conditions which shall govern the business relations between the Parties for aspects related to, but not limited to, Parties' duties and rights, pricing structure, purchase procedures, sales conditions, etc; provided that any specific business matter of the Parties shall be set forth in an ADDENDUM as being an integral part of this Agreement.

3.   DEFINITIONS

     For the purposes of this Agreement or any notice, consent, authorization, direction or other communication required or permitted to be given hereunder, the following words and phrases shall have the following meanings, respectively, unless the context otherwise requires. Words in the singular shall include the plural and vice versa.

     3.1 The term "ADDENDUM" means an ancillary document set forth by the Parties in order to fix particular aspects of the business relation in regard to, but not limited to, exclusivity of territory, product pricing, sales quotas, market penetration, etc, which ADDENDUM shall be an integral part of the Agreement;

     3.2 The term "CONFIDENTIAL INFORMATION" means all verbal, written, electronically transmitted and/or machine-reproduced Information, chemical structures, data, documents, methods, trade secrets, trade marks, technology and know how, the business, PRODUCTs and technology of either of the Parties or theirs Affiliates, already provided or disclosed by one of the Parties or its Affiliates to the other Party, or which will be provided to the other Party under this Agreement;

     3.3 The term "AFFILIATE" means any Person which is directly or indirectly controlled by, or controls or is under common control with, another Person, provided that "control" shall mean ownership as to more than 50% of another Person or the power to direct decisions of another Person, including, without limitation, the power to direct management and policies of another Person, whether by reason of ownership or by contract;

     3.4 The term "PERSON" means any individual or other entity possessed of juridical personality, including, without limitation, a corporation, company, cooperative, partnership, trust, unincorporated association, Affiliate or governmental bodies; and pronouns when they refer to a Person shall have a similarly extended meaning;


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     3.5  The term "PRODUCT" means all diagnostic kits or any products developed or commercialized by NEURO-BIOTECH;

     3.6 The term "TERRITORY" means the geographical area to which TUTIMPEX confines its commercial activities and could refer to one of the geographical limits of the following countries:

          - Middle East and Gulf Countries, including Egypt, Israel, Jordan, Syria, Lebanon, Kuwait, U.A.E., Yemen, Bahrain, Libya, Sudan, Iran, Iraq and Saudia Arabia.

     3.7 The term "INTELLECTUAL PROPERTY RIGHTS" means any and all patents, copyrights, trademarks, service marks, trade names, know-how, scientific contents, Confidential Information and other proprietary rights; and all applications and registrations thereof, contained or embodied in, or relating to the PRODUCT.

4.   APPOINTMENT AS EXCLUSIVE DISTRIBUTOR

     4.1 NEURO-BIOTECH hereby appoints TUTIMPEX, and TUTIMPEX hereby accepts said appointment, as an exclusive distributor for the PRODUCT to be sold under NEUROBIOTECH'S brand name as per the terms and conditions of the Agreement.

     4.2 The exclusive right of distribution shall be granted to TUTIMPEX by NEURO-BIOTECH on a TERRITORY more specifically defined in any ADDENDUM to be set forth between the Parties, which ADDENDUM shall be an integral part of the Agreement.

     4.3 For the said exclusive right to distribute and sell the PRODUCT within any of the defined TERRITORY, TUTIMPEX shall pay to NEURO-BIOTECH a lump sum of an amount of one hundred US dollars (100 USD) as a up-front payment; it is agreed and understood that this lump sum shall be pay in one payment and due on signature of the first ADDENDUM to be set forth between the Parties in regard of any of the TERRITORY mentioned in the article 3.6 herein.

5.   OBLIGATIONS OF NEURO-BIOTECH

   During the term of this Agreement, NEURO-BIOTECH shall

     5.1 Not sell the PRODUCT in an exclusive TERRITORY granted to TUTIMPEX, otherwise than through the intermediary of TUTIMPEX;


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

     5.2 Not enter into any contract with any other distributor for an exclusive TERRITORY granted to TUTIMPEX;

     5.3 Ship the PRODUCT, upon receipt and subsequent acceptance of purchase orders and corresponding payments, and in accordance with transportation instructions of TUTIMPEX;

     5.4 Ensure that the PRODUCT ordered by TUTIMPEX is delivered in accordance with its transportation instructions;

     5.5 Provide TUTIMPEX with all standard information and marketing literature in the English language that is related to the PRODUCT;

     5.6 Provide TUTIMPEX with reasonable technical assistance at or from NEURO-BIOTECH'S facilities, with respect to the PRODUCT and its proper handling and use thereof, in order to facilitate TUTIMPEX marketing, distribution and sale of the PRODUCT; said training and technical assistance in the use of the Product required by TUTIMPEX shall be provided by NEURO-BIOTECH, at no charge to TUTIMPEX, within ninety
          (90) days after the date of the launching of the PRODUCT on the market-place;

     5.7  Confirm to TUTIMPEX, after receipt of advice of payment set forth in
          Section 8, the corresponding delivery schedule for the PRODUCT;

     5.8 In the event that NEURO-BIOTECH receives any offer, purchase order or request for proposal for the sale of the PRODUCT within the exclusive TERRITORY granted to TUTIMPEX, refer such order, purchase order or request for proposal to TUTIMPEX on a timely basis.

6.   OBLIGATIONS OF TUTIMPEX

     During the term of this Agreement, TUTIMPEX shall:

     6.1 Provide NEURO-BIOTECH, within a delay not to exceed six (6) months subsequent the launching of the PRODUCT on the market-place, with a Sales and Marketing Plan (the "Plan") for the exclusive TERRITORY granted to TUTIMPEX. TUTIMPEX understands and agrees that this Plan shall contain the sales estimates that TUTIMPEX has planned for the exclusive TERRITORY granted and, amongst other items, the targeted markets, the foreseen market penetration, a review of the competition, the distribution and promotional program of the exploitation of the PRODUCT of NEURO-BIOTECH to take place within the exclusive TERRITORY granted to TUTIMPEX, along with any other information that might be useful to help NEURO-BIOTECH fixing its pricing structure for the PRODUCT;


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     6.2  In order to assist NEURO-BIOTECH in its coordination of sales and delivery, provide NEURO-BIOTECH with quarterly forecasts of TUTIMPEX requirements for the PRODUCT, provided that forecasts shall not constitute a binding purchase order of TUTIMPEX;

     6.3 Provide NEURO-BIOTECH with complete written specifications and instructions concerning the packaging and labeling of the PRODUCT in order to meet the standards required for the exclusive TERRITORY granted to TUTIMPEX, including special labels or letter design to be supplied by TUTIMPEX for the PRODUCT that NEURO-BIOTECH is packaging for TUTIMPEX to sale within the TERRITORY granted, as long as it does not affect the regular costs to NEURO-BIOTECH;

     6.4 Obtain all licenses, permits, approvals and other governmental authorizations, and make all filings, notifications and registrations (collectively referred to as "Authorizations and Registrations") with all governmental agencies necessary or appropriate for the importation, distribution and sale by TUTIMPEX distributors, and the use by TUTIMPEX and its distributor's customers, of the PRODUCT within the exclusive TERRITORY granted to TUTIMPEX, at its sole cost and expense;

     6.5 Be responsible for the payment of any and all customs duties and sales, use, excise, value-added, consumption and other taxes and governmental fees and charges, applicable to the importation, distribution and sale of the PRODUCT within the exclusive TERRITORY granted to TUTIMPEX.

     6.6 Furnish to NEURO-BIOTECH, on a monthly basis and for the exclusive TERRITORY granted to TUTIMPEX, a Sales Report on commercial activities for the PRODUCT;

     6.7 Furnish TO NEURO-BIOTECH, together with any purchase order, clear and complete written instructions for the transportation of the PRODUCT ordered, including the name of the carrier appointed by TUTIMPEX whenever necessary; the Organization of the transportation of the PRODUCT ordered and any costs related to said transportation, including freight and insurance costs, shall be the sole responsibility of TUTIMPEX;

     6.8 Monitor, according to applicable laws, its customers in order to avoid resale by same of the PRODUCT outside the exclusive TERRITORY granted to TUTIMPEX;

     6.9  Meet the sales quota set forth according to Section 9.


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

7.   PRICE OF THE PRODUCT

     7.1 The price per unit of PRODUCT shall be fixed mutually by the Parties hereto according to the market-place for similar products in each of the geographical areas defined as TERRITORY herein, after research undertaken by TUTIMPEX within a maximum delay of ninety (90) days from the execution of this Agreement.

     7.2 The price per unit of PRODUCT, once established, shall be in US dollars, FOB NEUROBIOTECH'S factory and shall not be increased for one
          (1) full year from the date of its implementation.

     7.3 In any event, the sale price may be modified at any time if all of the Parties agree to such modification in writing.

     7.4 Any increase in price shall take into account increases in actual costs of manufacturing and materials of the PRODUCT, including NEURO-BIOTECH'S normal profit margin thereon, and other appropriate related factors

8.   PAYMENTS FOR THE PRODUCT

     8.1 The sale price of the PRODUCT ordered by TUTIMPEX shall be paid to NEURO-BIOTECH as follows:

          8.1.1 NEURO-BIOTECH shall provide TUTIMPEX with sixty (60) days terms of payment for all its orders, up to an outstanding maximum balance of 100 000$ USID, understood that the outstanding maximum balance provided for therein shall be adjusted according to the orders on hand furnished by TUTIMPEX and shall be equal to one third (1/3) of the total value of the PRODUCT delivered to TUTIMPEX;

          8.1.2 All exceeding amounts shall be paid to NEURO-BIOTECH either by irrevocable letters of credit or by wire transfer to NEURO-BIOTECH'S bank.

9.   SALES QUOTA

     9.1 The Parties mutually agree to establish the sales quotas for the exclusive TERRITORY granted to TUTIMPEX, by taking into consideration the information included in the Plan mentioned in the article 6.1 herein. TUTIMPEX Will place an initial trial order of fifty thousand US dollars (50 000 USD),


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

           forty-five (45) days after receiving all samples and marketing support materials from NEURO-BIOTECH.

      9.2 The Parties mutually agree to establish the percentage of market penetration for the exclusive TERRITORY granted to TUTIMPEX, by taking into consideration the information included in the Plan mentioned in the article 6.1 herein.

      9.3 When mutually established, the said sales quota and market penetration shall be revised twice per twelve (12) month-period.

10.  PURCHASE ORDERS AND DELIVERY

     10.1 Each purchase order submitted by TUTIMPEX shall be submitted to NEURO-BIOTECH at least thirty (30) days prior to TUTIMPEX'S requested delivery date for the PRODUCT to which that purchase order corresponds.

     10.2 NEURO-BIOTECH shall use its reasonable best efforts to ship any such order or portion thereof subject to availability of the PRODUCT within the period which will be confirmed and TUTIMPEX shall accept such shipment of such order or portion thereof at the time it is delivered.

11.  REPRESENTATION AND WARRANTIES

     11.1 TUTIMPEX warrants to NEURO-BIOTECH that (i) it has full authority to execute and perform this Agreement; (ii) this Agreement has been duly executed and delivered by TUTIMPEX and constitutes a legal, enforceable and binding obligation of TUTIMPEX; and (iii) the execution and performance of this Agreement will not violate any law or breach any other agreement.

     11.2 NEURO-BIOTECH warrants to TUTIMPEX that (i) it has full authority to execute and perform this Agreement; (ii) this Agreement has been duly executed and delivered by NEURO-BIOTECH and constitutes a legal, enforceable and binding obligation of NEUROBIOTECH; and (iii) the execution and performance of this Agreement will not violate any law or breach any other agreement.

     11.3 NEURO-BIOTECH further represents and warrants that the PRODUCT supplied to TUTIMPEX hereunder shall be free from defects in materials and workmanship, and upon delivery by NEURO-BIOTECH to TUTIMPEX shall be in good selling condition and fit for the ordinary purposes for which the PRODUCT is intended.


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

     11.4 In the event that the PRODUCT supplied by NEURO-BIOTECH fails to conform to NEUROBIOTECH'S representation and warranty under this article 11, NEURO-BIOTECH shall replace such defective PRODUCT at no charge to TUTIMPEX, including freight charges to TUTIMPEX'S clients, if into the extent that such defective PRODUCT does not result from mishandling or improper storage.

     11.5 Upon NEURO-BIOTECH'S written request, and at NEURO-BIOTECH'S sole expense, TUTIMPEX shall return to NEURO-BIOTECH any units of the PRODUCT that fails to conform to NEURO-BIOTECH'S representations and warranties, as set forth in this article 11.

     11.6 Any claim by TUTIMPEX must be submitted in writing to NEURO-BIOTECH within sixty (60) days from the Bill of Lading date of the order of said PRODUCT.

     11.7 Except as expressly provided in this article 11, NEURO-BIOTECH makes no other warranties, express or implied, with respect to the PRODUCT.

     11.8 In the event that TUTIMPEX, or any officer, director, employee or agent of TUTIMPEX, is subject to any bona fide claim that importation, distribution, sale and/or use of the PRODUCT by TUTIMPEX and/or TUTIMPEX'S customers, infringes any patent, copyright, trademark, service mark, trade name or other proprietary right of any other Person, TUTIMPEX shall give timely written notice of such claim to NEURO-BIOTECH; it is agreed and understood between the Parties that NEURO-BIOTECH has undertaken to be solely responsible for the conduct of the defence, settlement and discharge of such claim, provided however, that TUTIMPEX shall provide NEURO-BIOTECH with such assistance as NEURO-BIOTECH may reasonably request in connection with the defence, settlement and discharge of such claim.

12.  INTELLECTUAL PROPERTY RIGHTS

     12.1 TUTIMPEX hereby acknowledges and agrees that the INTELLECTUAL PROPERTY RIGHTS are, and shall remain, the sole property of NEURO-BIOTECH.

     12.2 During the continuance of this Agreement, TUTIMPEX shall take no action which may impair or adversely affect any of the INTELLECTUAL PROPERTY RIGHTS.

     12.3 NEURO-BIOTECH shall use its reasonable best efforts to take all actions necessary or appropriate, including such actions as may be reasonably requested by TUTIMPEX, to perfect and protect their respective rights in all of the


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           INTELLECTUAL PROPERTY RIGHTS throughout the exclusive TERRITORY granted to TUTIMPEX provided, however, that TUTIMPEX shall furnish NEURO-BIOTECH with such assistance as NEURO-BIOTECH may reasonably request in connection with the perfection and protection of the INTELLECTUAL PROPERTY RIGHTS hereunder.

13.  CONFIDENTIALITY

     13.1 Each Party shall not disclosed, use or make available all or portion of the CONFIDENTIAL INFORMATION to any Person without the prior written authorization of the other Party, for a ten (10) year-period.

     13.2 All knowledge and information that each Party may acquire with respect to the business of the other Party during the term of this Agreement shall be treated as CONFIDENTIAL INFORMATION.

     13.3 Each Party shall use all reasonable efforts to protect the other Party's interest in the CONFIDENTIAL INFORMATION and keep it confidential, using a standard of care no less than the degree of care that it would be reasonably expected to employ for its own similar CONFIDENTIAL INFORMATION.

     13.4 In the event of the termination of this Agreement, there shall be no use or disclosure by either Party of any CONFIDENTIAL INFORMATION of the other.

14.  TERM

     14.1  Unless otherwise terminated in accordance with the provisions of article 15 hereinafter, this Agreement shall remain in force for a period of seven (7) years from the date of its entry into force.

     14.2 After the expiry of said period, this Agreement will then be renewed automatically for successive periods of five (5) years, if TUTIMPEX is not in default of its obligations herein prior to each annual renewal and if, prior to said renewal, the Parties have agreed on a new sales quota for the renewed term, in accordance with Section 9 herein.

15.  TERMINATION

     15.1 NEURO-BIOTECH may immediately terminate this Agreement, upon written notice to TUTIMPEX to that effect upon occurrence of any of the following events:


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           15.1.1  TUTIMPEX is in material breach or default of any terms or conditions of this Agreement, including quotas as set forth in Section 9, and fails to cure said breach or default within sixty (60) days after notice to do so, or if not capable of being cured within sixty (60) days, TUTIMPEX is not taking all reasonable steps to cure such default or breach;

           15.1.2 If TUTIMPEX ceases or threatens to cease to carry on its business;

           15.1.3 if there is a total neglect on the part of TUTIMPEX of its business affairs or if TUTIMPEX mismanages or misrepresents its business;

           15.1.4 if TUTIMPEX assigns or purports to assign this Agreement without the prior written consent of NEURO-BIOTECH;

           15.1.5  if TUTIMPEX fails to achieve the sales quotas;

           15.1.6 if TUTIMPEX takes any other action which could be reasonably interpreted to be an effort by TUTIMPEX to terminate this Agreement in order to engage directly or indirectly in the manufacture and or sale of products competitive with the PRODUCT.

     15.2 Upon termination as contemplated above, it is understood and agreed that TUTIMPEX shall not, either directly or indirectly, sell, service, distribute or market the PRODUCT hereunder and any additional rights pursuant to this Agreement shall revert TO NEUROBIOTECH hereunder.

     15.3 TUTIMPEX agrees to cease selling or representing the PRODUCT in any manner whatsoever and agrees to render a full accounting to NEURO-BIOTECH within thirty (30) days of the termination.

     15.4 Any notice of termination hereunder shall automatically operate as a cancellation of any deliveries of the PRODUCT to TUTIMPEX which are scheduled to be made subsequent to the effective date of termination, whether or not any orders of the PRODUCT have been theretofore accepted by NEURO-BIOTECH.

     15.5 Notwithstanding the provision hereinabove, and if TUTIMPEX has obtained the consent of NEURO-BIOTECH which consent shall not be unreasonably withheld, TUTIMPEX shall be able to sell and distribute, within the TERRITORY granted to TUTIMPEX, every unit of the PRODUCT that will be in its possession at the time of termination, under reserve that no sale shall be completed later than four (4) months following termination and that no activity or sale of TUTIMPEX will have the effect of tarnishing or bringing into disrepute the image or reputation of the PRODUCT or NEURO-BIOTECH in which case NEURO-BIOTECH shall have the right to have TUTIMPEX cease such activity


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           by all legal means available to it including recourses in the nature of injunction. The consent of NEURO-BIOTECH shall be withheld if TUTIMPEX uses or plans to use dumping of the PRODUCT in its sales activities.

     15.6 NEURO-BIOTECH may terminate this Agreement immediately, without notice, upon occurrence of any of the following events:

           15.6.1  if TUTIMPEX becomes insolvent or bankrupt;

           15.6.2 if any execution or other judgement affecting a substantial part of the assets of TUTIMPEX becomes enforceable against TUTIMPEX;

           15.6.3 if TUTIMPEX makes an assignment for the benefit of its creditors, or

           15.6.4  if TUTIMPEX is liquidated, voluntarily or otherwise.

     15.7 The termination of this Agreement pursuant to this Article 15, shall not affect or impair the non-breaching Party's right to pursue any legal remedy, including, but no limited to, the right to recover damages, for any harm suffered as a result of such breach or default.

     15.8 TUTIMPEX may immediately terminate this Agreement, upon written notice to NEUROBIOTECH to that effect upon occurrence of any of the following event:

           15.8.1 if NEURO-BIOTECH is in material breach or default of any terms or conditions of this Agreement, and fails to cure said breach or default within sixty (60) days after notice to do so, or if not capable of being cured within sixty (60) days, NEURO-BIOTECH is not taking all reasonable steps to cure such default or breach;

           15.8.2 if NEURO-BIOTECH assigns or purports to assign this Agreement without the prior written consent of TUTIMPEX.

     15.9 Upon the expiration or termination of this Agreement, the provisions of the Articles 12, 13 and 18 of this Agreement shall survive.

16.  INSURANCE

     16.1 NEURO-BIOTECH shall provide to TUTIMPEX, upon request, a certificate of coverage for product liability insurance subscribed and maintained in force and effect by NEUROBIOTECH.


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     16.2  TUTIMPEX shall provide to NEURO-BIOTECH, upon request, a certificate of coverage for product misuse liability insurance subscribed and maintained in force and effect by TUTIMPEX.

17.  LIMIT OF LIABILITY

           NEURO-BIOTECH shall not be liable TO TUTIMPEX for any special, indirect incidental or consequential damages, including, but not limited to, lost profits of TUTIMPEX, of any kind whatsoever, whether arising in tort, contract, imposed by operation of law, or otherwise, even if NEURO-BIOTECH was on notice of the possibility of such damages.

18.  NON COMPETITION

     18.1 TUTIMPEX shall remain the exclusive distributor of NEURO-BIOTECH with respect to the PRODUCT being sold in the specific exclusive TERRITORY; TUTIMPEX undertakes not to compete against NEURO-BIOTECH by selling, promotion, marketing or developing products which may be competitive with the PRODUCT during the entire term of this Agreement.

     18.2 Should this Agreement be terminated by NEURO-BIOTECH pursuant to any provisions of this Agreement, in such event TUTIMPEX agrees not to compete with NEUROBIOTECH for a period of three (3) years following the effective date of such termination.

     18.3 Should this Agreement be terminated by TUTIMPEX pursuant to the provisions of this Agreement, NEURO-BIOTECH shall not be able to compete against TUTIMPEX with TUTIMPEX existing customers as of the date of termination, for a period of three (3) years following the date of termination.


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

19.  NOTICES

     Any consent, notice or report required or permitted to be given or made under this Agreement by one of the Parties hereto to the other Party shall be in writing, delivered personally or by facsimile (and promptly confirmed by personal delivery, prepaid registered or certified mail or courier), prepaid registered or certified mail or courier, addressed to such other Party at its address indicated below, or to such other address as the addressee shall have last furnished in writing to the addressor and (except as otherwise provided in the Agreement) shall be effective upon delivery to the addressee as confirmed by written proof of receipt.




     If to NEURO-BIOTECH                                  If to TUTIMPEX

     Andree G. Roberge, Ph.D.                             Gamal Selim
     President and CEO                                    President

     Neuro-Biotech Inc                                    Tutimpex Trading Inc
     1020, Route de IEglise, Suite 600                    1980 Sherbrooke Street West, Suite 900
     Ste-Foy (Quebec)                                     Montreal (Quebec)
     Canada G1V3V9                                        Canada H3H 1 E8

     Telecopier: (418) 653 5198                           Telecopier: (514) 933 9710


20.  GOVERNING LAW

     20.1 This Agreement shall be governed by and construed in accordance with the laws of the Province of Quebec and the laws of Canada applicable therein, as those laws are applied to contract entered into and to be performed entirely in the Province of Quebec by Quebec residents.

     20.2 Furthermore, and without limiting the generality of the foregoing, Parties hereby submit to the jurisdiction of the courts of Judicial District of Quebec with respect to any recourse that they may want to exercise relating to the interpretation or enforcement of any provisions of this Agreement, including injunctive relief, which if otherwise available to Parties by law or at equity, shall be available irrespective of whether the alleged breach of the Agreement will have taken place in Quebec or outside Quebec.

     20.3 The Parties hereby agree that the jurisdiction of the courts of Quebec for any breach of an order of the courts of Quebec shall extend to wherever such breach takes place.


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21.  RELATIONSHIP OF THE PARTIES

     NEURO-BIOTECH and TUTIMPEX are independent principals in all relationships and actions under and contemplated by this Agreement. This Agreement shall not be construed to create any employment relation, partnership or joint venture between the Parties.

22.  FORCE MAJEURE

     22.1 Notwithstanding any provision in this Agreement to the contrary, neither Party shall be held liable or responsible to the other Party nor be deemed to have defaulted under or breached the Agreement for failure or delay in fulfilling or performing any term of the Agreement to the extent, and for so long as, such failure or delay, other than the payment of money, is caused by or results from causes beyond the reasonable control of the affected Party including but not limited to fire, floods, embargoes, war, acts of war (whether war be declared or not), insurrections, riots, civil commotions, strikes, lockouts or other labour disturbances, acts of God or acts, omissions or delays in acting by any governmental authority or other Party.

     22.2 The Party which becomes aware of the Force Majeure Event shall notify the other Party.

     22.3 The non-performing Party shall take all steps required to resume performance as soon as possible and shall not be in breach of any obligation hereunder because of any failure to perform during the period of suspension of its performance.

23.  SEVERABILITY

     Any of the provisions of this Agreement which are determined to be invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability in such jurisdiction, without rendering invalid or unenforceable the remaining provisions hereof and without affecting the validity or enforceability of any of the terms of this Agreement in any other jurisdiction.

24.  ENTIRE AGREEMENT

     This Agreement embodies the entire understanding between the Parties pertaining to the subject matter hereof, and supersedes any prior understanding and agreements between them respecting the subject matter hereof. There are no representations, agreements, arrangements or understandings, oral or written, between the Parties relating to the subject matter of this Agreement which are not fully expressed herein.


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

25.  WAIVERS AND AMENDMENTS

     No change, modification, extension, termination or waiver of this Agreement, whether by conduct or otherwise, of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provisions (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in a writing duly executed by the Party to be bound thereby.

26.  ASSIGNMENT

     This Agreement may not be assigned by either Party without the prior written consent of the other Party, except that either Party may assign this Agreement to any of its Affiliates or to a successor in connection with the merger, consolidation, or sale of all or substantially all of its assets or that portion of its business pertaining to the subject matter of this Agreement, with prompt written notice to the other Party of any such assignment.

27.  COUNTERPARTS AND FURTHER DOCUMENTS

     The parties shall from time to time sign such further documents and do such other things as may be necessary or useful in order to give effect to this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

28.  LANGUAGE

     NEURO-BIOTECH and TUTIMPEX have expressly required that this Agreement, all ancillary documents and/or all disclosures hereunder, and legal proceeding entered into, shall be in the English languages. Les parties aux presentes ont expressement demande que ce contrat ainsi que tout document accessoire y afferent et toute divulgation d'informations confidentielles ainsi que les procedures judiciaires executees, donnees ou intentees soient rediges en langue anglaise.

THE PARTIES HAVE EXECUTED THIS AGREEMENT BYTHEIR DULY AUTHORIZED REPRESENTATIVES ON THE DAY AND YEAR FIRST ABOVE WRITTEN.




Signed in Montreal, Quebec, Canada

NEURO-BIOTECH                                         TUTIMPEX

NEURO-BIOTECH INC.                                    TUTIMPEX TRADING INC.

Andree G. Roberge, Ph.D.                              Gamal Selim
President and CEO                                     President



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